SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*
___________________

Micrel, Incorporated
(Name of Issuer)
___________________

Common Stock
(Title of Class of Securities)

594793101
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)
___________________

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 594793101		Schedule 13G/A Amendment No. 4	Page 2 of 5 Pages

1		NAME OF REPORTING PERSON Raymond D. Zinn
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
11,968,897 (includes options to purchase 1,057,388 shares exercisable within 60 days of December 31, 2014 and 16,250 restricted stock units vesting within 60 days of December 31, 2014)

	6	SHARED VOTING POWER 1,514,169
7
SOLE DISPOSITIVE POWER
11,968,897 (includes options to purchase 1,057,388 shares exercisable within 60 days of December 31, 2014 and 16,250 restricted stock units vesting within 60 days of December 31, 2014)

	8	SHARED DISPOSITIVE POWER 1,514,169
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,483,066 (includes options to purchase 1,057,388 shares exercisable within 60 days of December 31, 2014 and 16,250 restricted stock units vesting within 60 days of December 31, 2014)

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not applicable
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.9%
12		TYPE OF REPORTING PERSON* IN

Schedule 13G/A Amendment No. 4	Page 3 of 5 Pages

Item 1. (a)    NAME OF ISSUER

Micrel, Incorporated

Item 1. (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

2180 Fortune Drive, San Jose, CA 95131

Item 2. (a)    NAME OF PERSON FILING:

Raymond D. Zinn

Item 2. (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE

2180 Fortune Drive, San Jose, CA 95131

Item 2. (c)    CITIZENSHIP:

United States

Item 2. (d)    TITLE OF CLASS OF SECURITIES:

Common Stock

Item 2. (e)    CUSIP NUMBER:

594793101

Item 3.        Not applicable.

Item 4.        OWNERSHIP

The following information with respect to the ownership of the Common Stock of the Issuer by the person filing this Statement is provided as of December 31, 2014:

(a)    Amount Beneficially Owned:

13,483,066 (includes options to purchase 1,057,388 shares exercisable within 60 days of December 31, 2014 and 16,250 restricted stock units vesting within 60 days of December 31, 2014)

(b)    Percent of Class:

23.9%

Schedule 13G/A Amendment No. 4	Page 4 of 5 Pages

(c)	Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote:
11,968,897 (includes options to purchase 1,057,388 shares exercisable within 60 days of December 31, 2014 and 16,250 restricted stock units vesting within 60 days of December 31, 2014)

(ii)    Shared power to vote or to direct the vote:
1,514,169

(iii)    Sole power to dispose or to direct the disposition of:
11,968,897 (includes options to purchase 1,057,388 shares exercisable within 60 days of December 31, 2014 and 16,250 restricted stock units vesting within 60 days of December 31, 2014)

(iv)    Shared power to dispose or to direct the disposition of:
1,514,169

Item 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.        NOTICE OF DISSOLUTION OF THE GROUP
Not applicable.

Item 10.    CERTIFICATION
Not applicable.

Schedule 13G/A Amendment No. 4	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2015

Signature:	/s/ Raymond D. Zinn
Raymond D. Zinn